SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF


                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 6, 2004

                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey

                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes: |_| No: |X|


Enclosures:  1- Press release dated April 2, 2004: "TURKCELL Signs GSM
                Partnership in Ukraine"

             2- Statement made to the Capital Markets Board



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[TURKCELL logo]


                                                           FOR IMMEDIATE RELEASE


                    TURKCELL SIGNS GSM PARTNERSHIP IN UKRAINE


Istanbul, Turkey: April 2, 2004 - Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that it signed the closing of the final agreement with the current partners of Digital Cellular Communication (DCC) regarding Turkcell's and DCC's partnership which will trigger the start of DCC's GSM operations in Ukraine.

The contract was signed by representatives of both parties during the Turkish-Ukraine Business Council meetings being held in Kiev by DEIK (The Foreign Economic Relations Board). These signatures mark the start of the operational phase of the partnership. The signature ceremony was attended by Mr. Mehmet Emin Karamehmet, the President of Cukurova Holding A.S., Mr. Muzaffer Akpinar, Turkcell's Chief Executive, and partners of DCC. The Prime Ministers of Turkey and Ukraine, Recep Tayyip Erdogan and Victor Yanukovich respectively, were also present at the ceremony.

As part of the agreement, Turkcell will hold a 51% stake in the new company after buying DCC shares owned by System Capital Management and Valeriy Grigorievich Stepanenko for US$50 million. Turkcell's investment, together with its infrastructure and service expertise, is expected to increase DCC's market share in Ukraine. DCC is currently the third largest mobile operator in Ukraine. The agreement between Turkcell and DCC is finalized by the signing of the contract, which enables the transfer of shares between the partners.


                               www.turkcell.com.tr
                               -------------------

About Turkcell

Turkcell is the leading GSM operator in Turkey with 19 million postpaid and prepaid customers as of December 31, 2003. Turkcell had revenues of US$1,839.4 million during the nine month period ended September 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.1 million subscribers as of September 30, 2003.

For further information please contact:



Contact:

Turkcell:                                 Citigate Dewe Rogerson
--------
Investors:                                Europe:
----------
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90 212 313 1500                     Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr    Email: kate.delahunty@citigatedr.co.uk
       --------------------------------          -------------------------------
                                          Toby Moore
Murat Borekci, Investor Relations         Tel:+44-20/7282-2999
Tel: + 90 212 313 1503                    Email: toby.moore@citigatedr.co.uk
Email: murat.borekci@turkcell.com.tr             ---------------------------
       -----------------------------      or
investor.relations@turkcell.com.tr
----------------------------------        United States:
                                          Victoria Hofstad/Jessica Wolpert
Media:                                    Tel: +1-201-499-3500
------                                    Email: victoria.hofstad@citigatefi.com
Nazli Candan, Corporate Communications           -------------------------------
Tel: + 90 212 313 2310                    jessica.wolpert@citigatefi.com
                                          ------------------------------
Email: nazli.candan@turkcell.com.tr
       -----------------------------
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr
       -----------------------------

[TURKCELL logo]


          THE TELECOMMUNICATION AUTHORITY FINES TURKCELL FOR VIOLATING
                            TURK TELEKOM'S MONOPOLY


 Subject: Statement made pursuant to Circular VIII, No: 39 of the
          Capital Markets Board.


                                                         Istanbul Stock Exchange

                                                                  ISTANBUL
                                                                  --------


Special Subjects:
-----------------


Although, the license agreement signed between Turkcell and the Telecommunication Authority ("TA") allows Turkcell to establish necessary infrastructure for the termination of both local and long distance voice traffic and the monopoly of Turk Telekom has ended as of December 31, 2003, the TA has fined Turkcell. The TA claims that Turkcell has violated its license agreement by using infrastructure other than Turk Telekom's for its services. The fine totals TL31,730,818,040,000 (approximately US$24.3mn as of April 5, 2004).

Turkcell will take the necessary legal actions against the TA's ruling.





We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                        TURKCELL ILETISIM HIZMETLERI A.S.

                                        Nihat Narin            Umit Akin
                                        Investor Relations     Legal Affairs
                                        06.04.2004, 09:00      06.04.2004, 09:00


For further information please e-mail to investor.relations@turkcell.com.tr
                                         ----------------------------------

or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date:    April 6, 2004                   By:  /s/ MUZAFFER AKPINAR
                                             ------------------------

                                               Name:  Muzaffer Akpinar
                                               Title: Chief Executive Officer